# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BIODESIX INC, CIK 0001439725
CUSIP: 09075X108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 919 WEST DILLON RD, LOUISVILLE, Colorado (CO), 80027
Date of event which requires filing of this statement: 05/16/2025
Amends the filing with accession number 0000905148-20-001190
Filed by CIK 0001021412
Persons authorized to receive notices and communications: Jack W. Schuler, 100 Tri-State International, Suite 125, Lincolnshire, Illinois (IL), 60069, (224) 880-1210

## Reporting persons
- SCHULER JACK W (CIK 0001021412): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 414,811; shared voting power 35,918,174; sole dispositive power 414,811; shared dispositive power 35,918,174; aggregate amount beneficially owned 36,332,985 (24.7% of the class)
  Comment: (1) Sole voting and dispositive power includes 414,811 Shares (as defined herein) that the Reporting Person has the right to acquire within 60 days of the date of this filing.
  
  (2) Percent of class is calculated based on a total of 146,563,031 Shares outstanding as of May 7, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC (as defined herein) on May 13, 2025, plus 414,811 Shares that the Reporting Person has the right to acquire within 60 days of the date of this filing.
- Jack W. Schuler Living Trust: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); source of funds: working capital (WC); sole voting power 0; shared voting power 20,918,174; sole dispositive power 0; shared dispositive power 20,918,174; aggregate amount beneficially owned 20,918,174 (14.3% of the class)
  Comment: (1) Percent of class is calculated based on a total of 146,563,031 Shares outstanding as of May 7, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 13, 2025.
- Jack W. Schuler 2025 GRAT: type of reporting person: other (OO); citizenship or place of organization: Illinois (IL); source of funds: working capital (WC); sole voting power 0; shared voting power 15,000,000; sole dispositive power 0; shared dispositive power 15,000,000; aggregate amount beneficially owned 15,000,000 (10.2% of the class)
  Comment: (1) Percent of class is calculated based on a total of 146,563,031 Shares outstanding as of May 7, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 13, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: BIODESIX INC
Address of issuer's principal executive offices: 919 WEST DILLON RD, LOUISVILLE, Colorado (CO), 80027
Comment: This Amendment No. 7 to Schedule 13D ("Amendment No. 7") is being filed by the undersigned, pursuant to section 240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on November 9, 2020 (the "Initial Schedule 13D"), as amended on January 28, 2022, on April 11, 2022, on November 23, 2022, on August 11, 2023, on April 9, 2024, and on May 23, 2024 (collectively, the "Schedule 13D"), with respect to the common stock, par value $0.001 per share (the "Shares"), of Biodesix, Inc. (the "Issuer" or the "Company"), whose principal executive offices are located at 919 West Dillon Rd., Louisville, Colorado 80027.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i. Jack W. Schuler ("Mr. Schuler");

ii. Jack W. Schuler Living Trust (the "Trust"); and

iii. Jack W. Schuler 2025 GRAT (the "GRAT").
Residence or business address: The principal address of each of the Reporting Persons is 100 Tri-State International, Suite 125, Lincolnshire, Illinois 60069.
Present principal occupation or employment: Mr. Schuler is principally engaged in the business of investing in securities. The Trust is a living trust established by Mr. Schuler. Mr. Schuler serves as sole trustee of the Trust. The GRAT is a grantor retained annuity trust established by Mr. Schuler. Mr. Schuler serves as sole trustee of the GRAT.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Schuler is a United States citizen. Each of the Trust and the GRAT is organized under the laws of the State of Illinois.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On January 29, 2025, 15,000,000 Shares previously held by the Trust were transferred to the GRAT for no additional consideration.

On May 16, 2025, Mr. Schuler, through the Trust, purchased 4,000,000 Shares in the open market, through a broker, in multiple transactions at prices ranging from $0.2215 to $0.3397, inclusive, with a weighted average price of $0.2675 per Share. On May 19, 2025, Mr. Schuler, through the Trust, purchased 723,239 Shares in the open market, through a broker, in multiple transactions at prices ranging from $0.2997 to $0.36, inclusive, with a weighted average price of $0.341 per Share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of Shares purchased at each separate price within the ranges set forth herein.

The source of funds for the purchases reported herein was Mr. Schuler's personal funds.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(c) of the Schedule 13D is hereby amended and restated as follows:

As of the date hereof, Mr. Schuler may be deemed to beneficially own, in the aggregate, 36,332,985 Shares, which represents approximately 24.7% of the Shares outstanding.

Mr. Schuler's beneficial ownership consists of (i) 83,152 Shares that Mr. Schuler has the right to acquire upon exercise of options exercisable within 60 days of the date of this filing, (ii) 331,659 Shares that Mr. Schuler has the right to acquire upon settlement of vested RSUs within 60 days of the date of this filing, (iii) 20,918,174 Shares held by the Trust, representing approximately 14.3% of the Shares outstanding, and (iv) 15,000,000 Shares held by the GRAT, representing approximately 10.2% of the Shares outstanding

The foregoing beneficial ownership percentages are based on a total of (i) 146,563,031 Shares outstanding as of May 7, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the SEC on May 13, 2025, and, for purposes of calculating Mr. Schuler's beneficial ownership percentage, (ii) 414,811 Shares that Mr. Schuler has the right to acquire within 60 days of the date of this filing.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Schuler has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, the 414,811 Shares that Mr. Schuler has the right to acquire within 60 days of the date of this filing.

As sole trustee of the Trust, Mr. Schuler shares with the Trust the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 20,918,174 Shares beneficially owned by the Trust.

As sole trustee of the GRAT, Mr. Schuler shares with the GRAT the power to vote or direct the vote, and the power to dispose or direct the disposition of, the 15,000,000 Shares beneficially owned by the GRAT.
Transactions in the class effected during the past sixty days: The response to Item 3 of this Amendment No. 7 is incorporated by reference herein. Except as set forth in this Amendment No. 7, no transactions in the Shares have been effected by the Reporting Persons within the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 7 Joint Filing Agreement, dated as of May 20, 2025, by and among Jack W. Schuler, Jack W. Schuler Living Trust and Jack W. Schuler 2025 GRAT

## Signatures
- SCHULER JACK W: /s/ Jack W. Schuler, Jack W. Schuler (05/20/2025)
- Jack W. Schuler Living Trust: /s/ Jack W. Schuler, Jack W. Schuler, Trustee (05/20/2025)
- Jack W. Schuler 2025 GRAT: /s/ Jack W. Schuler, Jack W. Schuler, Trustee (05/20/2025)